

July 23, 2014

Via E-mail
H. Lutz Klingmann
President and Chief Executive Officer
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue, West Vancouver
British Columbia, Canada, V7W 2J5

> **Re: Golden Queen Mining Co. Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 24, 2014**
> **Response dated July 15, 2014**
> **File No. 000-21777**

Dear Mr. Klingmann:

We have limited our review of your filing and related correspondence to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. We also note disclosure on page 1 indicating that the value of the consideration to be received in connection with the Transaction Agreement and conversion of the wholly-owned California subsidiary into a partially-owned limited liability company exceeds a certain percentage of your market capitalization. It is still unclear why you believe a fee is not required per Rule 0-11(c). Please advise.

Deliberations of the Special Committee, page 20

2.   Please revise to address the information provided in response to prior comment 3.

Please revise to address the information provided in response to prior comment 3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam F. Turk, Staff Attorney, at (202) 551-3657 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Kenneth G. Sam, Esq.